Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Silicom Ltd.:

We consent to the use of our report dated May 29, 2007 with respect to the consolidated balance sheets of the Silicom Ltd. and its subsidiary (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006 incorporated by reference herein, which reports appears in the December 31, 2006 annual report on Form 20-F of Silicom Ltd.

Our report refers to a change in the method of accounting for share-based compensation upon adoption by the Company of Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment”, effective January 1, 2006.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
February 11, 2008